

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

By E-mail
Mr. Ricardo Figueiredo Bomeny
 Chief Executive Officer
Brazil Fast Food Corp.
Rua Voluntarios da Patria, 89-9 andar - Botafogo
CEP 22.270-010
Rio de Janeiro, Brazil 22270-010

> **Re: Brazil Fast Food Corp.**
> **Item 4.01 Form 8-K**
> **Filed July 10, 2012, as amended July 16, 2012 and July 26, 2012**
> **File No. 0-23278**

Dear Mr. Bomeny:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ David R. Humphrey

                                         David R. Humphrey
                                         Accounting Branch Chief